Exhibit 3.1

SECOND AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HERITAGE DISTILLING HOLDING COMPANY, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

September 26, 2025

Heritage Distilling Holding Company, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.    The Second Amended and Restated Certificate of Incorporation of the Corporation shall be, and hereby is, amended by deleting Article IV in its entirety and replacing it with the following:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is nine hundred ninety-five million (995,000,000) shares. The total number of shares of Common Stock that the Corporation is authorized to issue is nine hundred eighty-five million (985,000,000) shares, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is ten million (10,000,000) shares, having a par value of $0.0001 per share.

2.    This foregoing amendment was duly and validly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Amendment to Second Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this 26th day of September, 2025.

HERITAGE DISTILLING HOLDING
COMPANY, INC.

By: /s/ Justin Stiefel
Name: Justin Stiefel
Title: Chief Executive Officer